SOYODO GROUP HOLDINGS, INC.
                             1398 MONTEREY PASS ROAD
                             MONTEREY PARK, CA 91754

                                                               February 27, 2006
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Att'n:   Babette Cooper
         Staff Accountant

         Re:   SOYODO Group Holdings, Inc.
               Form 8-K filed 02/21/06
               File Number 000-32341

Dear Babette Cooper:

      Reference is made to your letter to SOYODO Group Holdings, Inc. (the "Company") dated February 24, 2006. We appreciate your help. Our responses are set forth below:

      1. We are filing an Amended 8-K to include the auditor opinion modification in accordance with Item 304(a) (1) (ii) of Regulation S-B.

      2. We are filing an updated letter from Michael Johnson & Co., LLC as an
Exhibit 16 in accordance with Item 304 (a) (3) of Regulation S-B to reflect his agreement with the disclosures in the amended Form 8-K.

      As you requested in your letter, we hereby acknowledge as follows:

a. The Company is responsible for the adequacy and accuracy of the disclosures in the 8-K;

b. Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K;

c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          SOYODO GROUP HOLDINGS, INC.


                                          By:
                                             ------------------------------
                                             Song Ru-hua
                                             President & Chief Executive Officer